Ezagoo Ltd

YIJIAREN BUSINESS HOTEL NO. 168, TONG ZI PO XI LU,

YUELU DISTRICT CHANGSHA,

HUNAN 410205, CHINA

April 21, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ezagoo Ltd
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-228681)

To the men and women of the SEC:

Ezagoo Ltd (the "Company") requests that the above-captioned Post-Effective Amendment No. 1 to registration statement 333-228681 be withdrawn. The reason for this request is that the offering of the registration statement has been closed and the filing of the Post-Effective Amendment is not necessary.

No shares have been distributed, issued or sold pursuant to the Post-Effective Amendment.

Respectfully submitted,

/s/ Xiaohao Tan
Xiaohao Tan
President